High Income held their annual meeting of shareholders on December 16, 2009, respectively.

Common/Preferred shareholders voted as indicated below:
							Withheld
					Affirmative 	Authority
Re-election of Paul Belica -
Class III to serve until 2012		105,984,619 	2,195,119
Re-election of John C. Maney+ -
Class III to serve until 2012		106,136,838 	2,042,900

Messrs. Hans W. Kertess, William B. Ogden, IV and R. Peter Sullivan, III continue to serve as Trustees.

+ Interested Trustee